Exhibit 99.1

BEZEQ Q 1 2019 INVESTOR PRESENTATION May 30 , 2019

Forward - Looking Information and Statement This presentation contains general data and information as well as forward looking statements about Bezeq The Israel Telecommunications Corp . , Ltd ( “ Bezeq ” ) . Such statements, along with explanations and clarifications presented by Bezeq ’ s representatives, include expressions of management ’ s expectations about new and existing programs, opportunities, technology and market conditions . Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties . These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved . In addition, the realization and/or otherwise of the forward looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of Bezeq, including the risk factors that are characteristic of its operations, developments in the general environment, external factors, and the regulation that affects Bezeq ’ s operations . This presentation includes revenue and other figures that are based on external sources and various surveys and studies . Bezeq is not responsible for the content thereof . The information included in this presentation is based on information included in Bezeq ’ s public filings . However, some of the information may be presented in a different manner and/or breakdown and/or is differently edited . In any event of inconsistency between Bezeq ’ s public filings and the information contained in this presentation - the information included in the public filings shall prevail . The information contained in this presentation or which will be provided orally during the presentation thereof, does not constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Bezeq or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with or relating to any action, contract, commitment or to the securities of Bezeq . The presentation does not constitute a recommendation or opinion or substitute for the discretion of any investor . Ϯ

Bezeq - Largest Telecom Group in Israel (Q 1 2019 ) Q 1 19 Revenues of NIS 2.3 billion Q 1 19 EBITDA of NIS 977 m illion ϭ͘ϴ  million fixed access lines  Ϯ͘Ϯ  million cellular subscribers ϱϲϴ͕ϬϬϬ  Pay - TV customers  ϭ͘ϲ  million broadband lines Rating AA.il ϯ

The Bezeq Group is implementing a comprehensive strategic plan that includes significant steps towards streamlining and improving business performance . The program addresses the challenges faced by the Group and the future needs that are emerging in the telecommunications market environment, taking into consideration the complex regulatory limitations imposed on the Company Bezeq Group Strategy Significant decisions on all core issues of the Group for coming years - investment in ultra - fast Internet infrastructure; deployment of 5 G; migration from satellite to IP - based broadcasting platform Business oriented examination - lines, focus, and models of the Group companies Maintaining Bezeq as a strong and financially sound company Focus on streamlining, improving performance and profitability Working on all of the above while taking a " 360 " view of all stakeholders and ensuring transparency and corporate governance ϰ

Bezeq Fixed - Line ϱ

Bezeq Fixed - Line – Increased Profitability in Q 1 2019 ϲ EBITDA (NIS m) NIS m) Net Profit ( ϲ 677 598 669 130 738 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 ϵй 263 202 257 - 155 321 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 ϮϮй

ϳ 5,964 5,896 5,649 5,582 5,494 5,358 2014 2015 2016 2017 2018 Q1 2019 Bezeq Fixed - Line – Q 1 2019 Actions Taken Retirement of 136 Employees Number of Employees

Bezeq Fixed - Line – Q 1 2019 Actions Taken Focus on Customer Premises – Continued strong sales of Bspot service and BE router Marketing of Terminal Equipment – Beginning of operations in Q 1 2019 Real estate sales – Capital gains from the sale of real estate of NIS 44 million Receipt of total balance owed the Company (NIS 377 million) from the “ Sakia ” transaction in May 2019 . The capital gain, which is expected to be recorded in Q 2 2019 , will range from NIS 250 – 450 million depending on whether the Company will be obliged to pay the full demand for permit fees and improvement levy ϴ

Subsidiaries Bezeq International Pelephone ϵ

Pelephone - Subscriber Growth Postpaid Subscribers* (in thousands) Continued growth in number of subscribers for more than three consecutive years Pelephone ϭϬ Ύ After adjusting for the disconnection and write off of CDMA subscribers in Q 2 - 16 and Q 2 - 17 1,589 1,607 1,620 1,629 1,646 1,663 1,697 1,729 1,760 1,800 1,817 1,831 1,842 Q1-16 Q2-16 Q3-16 Q4-16 Q1-17 Q2-17 Q3-17 Q4-17 Q1-18 Q2-18 Q3-18 Q4-18 Q1-19

Pelephone - Streamlining of Expenses



Total Operating Expenses (NIS m)
623
602
613
636
617
600
606
622
588
5%
Q1-17
Q2-17
Q3-17
Q4-17
Q1-18
Q2-18
Q3-18
Q4-18
Q1-19



Salary Expenses (NIS m)
98
94
94
98
100
95
94
90
94
6%
Q1-17
Q2-17
Q3-17
Q4-17
Q1-18
Q2-18
Q3-18
Q4-18
Q1-19

5% y-o-y decrease in operating expenses in Q1 2019
6% y-o-y decrease in salary expenses in Q1 2019

Bezeq 11

Pelephone – Continuing to Accelerate 5 G is expected to bring customers high broadband speeds, as well as support for a greater number of devices connected to the network Pelephone has the widest deployment of MIMO 4 X 4 and Beam Forming technologies which are available with only a small number of operators worldwide. The technologies enable innovative and high - quality network at high speeds Pelephone is preparing for the entry of 5 G into Israel, both in terms of the allocation of frequencies and the planning of its core network, subject to the MOC tender Pelephone ϭϮ

• Innovative infrastructures • Significant player in the ICT and business market • Advanced IP services • Continues to benefit from competitive advantages • Operates high quality infrastructure including ownership of submarine cable Bezeq International - Leading ISP in Israel Bezeq International ϭϯ

Bezeq International - Wide Range of Services Growth engines: C yber ; a wide range of solutions, cloud solutions for businesses; DR, storage and backup Business integration for a wide circle of customers in the business and public sectors (many of them over the years ) Server farms and managed services Wide distribution of data centers Expand managed solutions for customers through an advanced server farm network, cloud services, and business applications Professional services in the areas of installation; service and project management in cyber security networking and systems Bezeq International ϭϰ Business Solutions - Bezeq International is a significant player in a growing market

ϭϱ 24 20 20 13 25 Q1-18 Q2-18 Q3-18 Q4-18 Q1-19 77 75 77 81 80 Q1-18 Q2-18 Q3-18 Q4-18 Q1-19 Bezeq International – Stable Profitability in a Competitive Mkt Bezeq International NIS m) Net Profit ( EBITDA  (NIS m) Stable net profit and EBITDA driven by wide range of business solutions offset increased competition in the ILD and ISP businesses ϰй ϰй

ϭϲ 84 75 70 68 67 Q1-18 Q2-18 Q3-18 Q4-18 Q1-19 ϮϬй 318 306 302 349 307 Q1-18 Q2-18 Q3-18 Q4-18 Q1-19 4 % y - o - y decrease in total operating expenses in Q 1 2019 20 % y - o - y decrease in salary expenses in Q 1 2019 Bezeq International – Streamlining of Expenses Bezeq International NIS m) Salaries ( NIS m) Total Operating Expenses ( ϰй

*According to the Globes index of 2018 **Includes a retroactive adjustment of 7,000 subscribers due to a change in the definition of a business subscriber yes - Israel ’ s Favorite Content Brand* Leading Content: Original, diverse and high quality; Top class international content In March 2019 yes won 21 awards at the Israeli Academy Awards Quality viewing experience Brand with the highest customer satisfaction Subscribers ** (in thousands) ϭϳ 629 623 618 614 608 603 597 587 580 582 584 574 568 Q1-2016 Q2-2016 Q3-2016 Q4-2016 Q1-2017 Q2-2017 Q3-2017 Q4-2017 Q1-2018 Q2-2018 Q3-2018 Q4-2018 Q1 2019 ΎΎ

Over the next few years, yes will gradually replace set top boxes until full transition to IP service The IP platform enables a significant upgrade of the viewing experience with advanced product features such as an intuitive personal user experience with advanced viewing capabilities derived from cloud technology yes will implement a gradual process of migration from satellite to IP broadcasting as part of the emerging trends in the sector and the transfer of operations over the Group's infrastructure Transition to IP Broadcasting to Enhance Viewing Experience and Reduce Costs* The fixed cost for satellite infrastructure will be replaced by the use of the Group's infrastructures Logistical flexibility and decreased expenses - acquisition of set top boxes, installation and service costs Shelf STBs to replace tailor made - flexible operating system for the customer ϭϴ * For additional information, see immediate report in March 2019

Brand that appeals to new audiences Full digital interface High quality content from yes yes STING TV - OTT Platform for Low Cost Market ϭϵ Triple play with Bezeq International

ϮϬ 58 61 56 58 56 Q1-18 Q2-18 Q3-18 Q4-18 Q1-19 376 392 366 395 345 Q1-18 Q2-18 Q3-18 Q4-18 Q1-19 ϮϬ 3 % y - o - y decrease in salary expenses in Q 1 2019 8 % y - o - y decrease in total operating expenses in Q 1 2019 NIS m) Salaries ( NIS m) otal Operating Expenses ( T Streamlining of Expenses * * After adjusting for provision for early retirement ϯй ϴй

Ϯϭ Subsidiary companies – Decrease in Salaries (NIS m) 10 % y - o - y decrease in salary expenses in Q 1 2019 242 231 220 216 217 Q1-18 Q2-18 Q3-18 Q4-18 Q1-19 ϭϬй

Plan Adapt the offering to the customer, similar to Israeli and worldwide trends for a comprehensive telecom solution Cross - selling - Improve marketing capability for customers who do not currently receive service from the three companies (by operating joint IT systems) One point of contact with the customer - improve service and reduce churn Maximize synergies of the various distribution and service channels of the three companies - ONE STOP SHOP Streamline salaries and other operating expenses driven by i mproved processes and joint purchasing ϮϮ Maximize Synergies in Subsidiaries - Pelephone, yes, Bezeq International

Maximizing Synergies in Subsidiaries - Pelephone, yes, Bezeq International Actions Taken Current Transition to integrated management team - Streamline decision - making processes, while saving millions of shekels per year Restructured hundreds of employees in 2 H 2018 and Q 1 2019 Significant savings in operating expenses Financial savings due to joint purchasing Signing of a collective arrangement in yes for streamlining and synergies - enables retirement of 325 employees as well as the non - recruitment of additional employees over the agreement period Negotiate with Pelephone and Bezeq International labor unions for reductions in the workforce and realization of synergies Ϯϯ

Q 1 2019 Financial Results Ϯϰ

Ϯϱ 1,063 1,064 1,043 1,026 1,043 619 602 604 618 578 375 375 367 356 343 352 336 333 370 341 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 2,361 2,333 2,301 Bezeq Group – Revenues 2,326 2,256 _ (NIS millions) Bezeq International Pelephone Bezeq

Ϯϲ 228 232 233 219 233 100 95 94 90 94 58 61 56 58 56 84 75 70 68 67 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 510 503 494 Bezeq Group – Salaries _ 485 492 ( NIS millions) Bezeq International Pelephone Bezeq

Ϯϳ 140 145 143 168 141 359 346 345 352 337 237 252 229 238 234 189 187 184 216 194 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 841 838 815 Bezeq Group – Operating & General Expenses 885 812 _ (NIS millions) Bezeq International Pelephone Bezeq

Ϯϴ 695 687 667 639 669 160 161 165 176 147 80 62 82 60 53 79 74 79 86 80 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 1,010 992 992 Bezeq Group - ADJUSTED EBITDA* 956 952 _ (NIS millions) * EBITDA adjusted for other expenses/ income, net and ongoing losses from impairment of fixed and intangible assets. Bezeq International Pelephone Bezeq

Ϯϵ 278 260 246 199 281 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 *Adjusted for other expenses/income, net  Bezeq Group - Net Profit/Adjusted Net Profit* _ (NIS millions) Net Profit Adjusted Net Profit

ϯϬ 423 122 374 679 316 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Bezeq Group - Free Cash Flow | (NIS millions) Includes payment of permit fees and betterment tax of NIS 192 m Includes proceeds from sale of “ Sakia ” of NIS 155 m

ϯϭ 205 313 233 225 210 69 90 73 78 63 62 75 79 82 64 31 44 27 25 33 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 * 531 412 Continued investments will maintain the future leadership and operational efficiency of the Bezeq Group Bezeq Group - CAPEX | (NIS millions) 368 416 373  * Includes payment of NIS 112 million for permit fees in connection with the “ Sakia ” transaction Bezeq International Pelephone Bezeq

ϯϮ Subscribers (end of quarter, in thousands) Bezeq Group - KPIs Wholesale Broadband Lines TV Retail Broadband Lines Access Lines Cellular 2,546 2,601 2,185 2,205 2,224 580 582 584 574 568 1,079 1,062 1,046 1,030 1,011 574 600 617 626 624 1,889 1,865 1,843 1,818 1,792 Q1-2018 Q2-2018 Q3-2018 Q4-2018 Q1-2019 57 57 68 66 63 214 215 210 206 200 92 93 93 96 96 53 52 51 51 50 Q1-2018 Q2-2018 Q3-2018 Q4-2018 Q1-2019 ARPU ( NIS per month)

Broadband Internet Trends | Retail and Wholesale



19.3%
21.2%
22.5%
24.2%
26.2%
27.9%
30.1%
32.5%
34.7%
36.1%
37.1%
37.8%
38.2%
1,503
1,521
1,539
1,558
1,580
1,593
1,608
1,635
1,653
1,662
1,663
1,656
1,635
Q1 -16
Q2-16
Q3-16
Q4-16
Q1 -17
Q2-17
Q3-17
Q4-17
Q1-18
Q2-18
Q3-18
Q4-18
Q1-19
Total Broadband Subs (000's)
% Wholesale Subs

Bezeq

33

ϯϰ Bezeq Group – Net Debt Y - o - Y Decrease of NIS 400 million in Net Debt in Q 1 2019 * Adjusted EBITDA – EBITDA after adjusting for other expenses/income, net, one - time loss from impairment and the effect of adoption of accounting st andard IFRS 16 8,940 9,401 9,022 8,885 8,544 2.35 2.54 2.48 2.51 2.47 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 ၧၪၶၢၧၩ ၧၪၶၢၧၩ ͬ EBITDA ၱၠၧႄၳ Net Debt Net Debt/ Adjusted EBITDA*

Bezeq ’ s responsible and prudent management of all financial aspects of the Company will solidify its financial strength and provide flexibility with its existing debt Principles of financial debt management: I. Seek to maintain prudent debt coverage ratios and a AA rating II. Continue to adapt the Company ’ s debt structure to its needs, inter alia, through refinancing and extension of maturities III. Operate with high cash balances Financial Debt ϯϱ

Bezeq Group - 2019 Guidance Further to the Immediate Report published by the Company on May 6 , 2019 regarding the sale of the "Sakia" property and the expected recording of a capital gain (the scope of which is still being examined by the Company) in the financial statements for the second quarter of 2019 , it is hereby clarified that this capital gain is not included in the Group's net profit and EBITDA forecast . Regarding the Group's EBITDA forecast, note the updated definition of EBITDA as follows : "Earnings before interest, taxes, depreciation, amortization and ongoing losses from impairment of fixed and intangible assets . " Beginning January 1 , 2019 , in order to enable the proper presentation of the business operations, the Company presents ongoing losses from the impairment of fixed and intangible assets in yes and Walla under "Depreciation and Amortization", as well as ongoing losses from impairment of broadcasting rights under "Operating and General Expenses" (in the Income Statement) . For this purpose, it is clarified that ongoing losses from impairment of assets will be reclassified under the same items in which expenses in respect of these assets were recorded in the past . The Company believes that in light of expectations of continued negative cash flow and negative valuation of yes and Walla and in light of the fact that the impairment is expected to continue in the future, the reclassification is more consistent with the method of presentation based on the nature of the expense and is more suitable for understanding the Company's business . It is further clarified that expenses in respect of an impairment loss resulting from a one - time adjustment of forecasts for the coming years, will be reclassified as "Other Operating Expenses" in the Income Statement . There is no change in the forecast itself in relation to EBITDA . The Company's forecasts in this section are forward - looking information, as defined in the Securities Law . The forecasts are based on the Company's estimates, assumptions and expectations and do not include the effects of the provision for early retirement of employees and the signing of collective labor agreements in the Group, including the collective labor agreement with DBS, and do not include the effects, if any, of the cancellation of the Group ’ s structural separation and the merger with the subsidiary companies and everything involved therein in 2019 . The Group's forecasts are based, inter alia, on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, the economic situation and accordingly, the Group's ability to implement its plans in 2019 . Actual results may differ from these estimates taking note of changes which may occur in the foregoing, in business conditions, and the effects of regulatory decisions, technology changes, developments in the structure of the telecommunications market, and so forth, or the realization of one or more of the risk factors listed in the Periodic Report of 2018 . The Company shall report, as required, deviations of more/less than 10 % of the range and amounts stated in the forecast *CAPEX - payments for investments in fixed and intangible assets Net profit attributable to shareholders: Approximately NIS 900 million - NIS 1.0 billion EBITDA : Approximately NIS 3.9 billion CAPEX *: Approximately NIS 1.7 billion At of the date of publication of the report for the first quarter of 2019 , there is no change to the Bezeq Group's outlook for 2019 , as published in the Company's periodic report as of December 31 , 2018 ϯϲ

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ϳ Thank You For more information please visit ir.bezeq.co.il